Form 51–102F3
MATERIAL CHANGE REPORT

PART 1          GENERAL INSTRUCTIONS AND INTERPRETATION

(a)      Confidentiality

If this Report is filed on a confidential basis, state in block capitals “CONFIDENTIAL” at the beginning of the Report.

(b)      Use of “Company”

Wherever this Form uses the word “company” the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c)      Numbering and Headings

The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d)      Defined Terms

If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51–102 and to National Instrument 14–101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51–102, refer to section 1.4 of Companion Policy 51–102CP.

(e)      Plain Language

Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51–102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2          CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 1500 – 885 West Georgia St.
Vancouver , B.C. V6C 3E8

Telephone: (604) 685-6375

Item 2.	Date of Material Change

January 19, 2006

Item 3.	News Release News Release dated January 19, 2006 was disseminated via Stockwatch and filed on SEDAR on January 19, 2006.

Item 4.	Summary of Material Change Evolving Gold Corp. (“Evolving Gold”) announced that it has completed a private placement of 1,270,000 units (the “Units”) at a price of $0.30 CDN per Unit.

Item 5.

Full Description of Material Change

Evolving Gold has completed a private placement of 1,270,000 Units at a price of $0.30 CDN per Unit (the “Private Placement”). Each Unit is comprised of one common share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share of Evolving Gold at $0.40 CDN per share for a period of two years from the date of closing of the Private Placement. Evolving Gold paid finder’s fees equal to 10% of the total number of Units purchased by investors introduced to Evolving Gold by the finder who actually purchased Units under the Offering. These finder’s fees were payable in cash or Units at the individual finder’s election. One finder also received a finder’s warrant from Evolving Gold.

The securities offered as part of the Private Placement will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. persons”, as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

The proceeds of this Private Placement will be used to fund exploration activities on Evolving Gold’s properties, including the Winnemucca Mountain Property and the Labrador Property and for general working capital.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted: Lawrence A. Dick, President, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 14th day of December, 2006.

“Lawrence A. Dick”
________________________________
Lawrence A. Dick President